UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

1

EXTRAORDINARY SHAREHOLDER MEETING COMMENTS

Santiago, Chile, March 21, 2024 – Sociedad Química y Minera de Chile S.A. (SQM), (the “Company”) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B) held its Extraordinary Shareholders’ Meeting (the “Meeting”). During the meeting Ricardo Ramos, CEO of SQM, and Gonzalo Aguirre, General Counsel of SQM, commented on (i) the status of the Company’s negotiations with National Copper Corporation of Chile (Codelco), as detailed in the non-binding memorandum of understanding (MoU) dated December 27, 2023; (ii) the information about the acts and contracts expected to be carried out and executed under the MoU, including the assets involved and the corporate steps necessary for the implementation of such acts and contracts; and (iii) other matters of interest concerning the same subjects.
As indicated in the MoU, the Company and Codelco are negotiating a Joint Venture Agreement (the "Agreement") for the formation of a public-private partnership for the joint exploration, exploitation and marketing of lithium and other mineral substances present in the Salar de Atacama, as of January 1, 2025, or a later date on which all conditions precedent to be established in the Agreement will have been fulfilled (hereinafter the "Effective Date of the Partnership"), thus ensuring the operational continuity of the exploitation of the Salar de Atacama until the year 2060 (hereinafter the "Partnership").
Prior to commenting on the matters of the Meeting, the management emphasized that (i) the negotiations are still ongoing and therefore no further details can be given on the content of the negotiations and what could be the final terms and conditions of the agreement and other definitive documents of the Joint Venture. In addition to not having reached definitive agreements and therefore being subject to change, the content of the negotiations is subject to a confidentiality agreement signed between the Company and Codelco; and (ii) the negotiation covers not only commercial and contractual matters typical of any joint venture, but also involves a series of technical, engineering, technological, environmental and community aspects that must be considered by the parties throughout the negotiation, and which involve the participation of different governmental authorities and third parties.
I.    Current status of the negotiation
The management commented that since the signing of the MoU and up to the date of this Meeting, the negotiations between the parties have developed normally and in accordance with what had been foreseen by both parties. Currently, both the Company and Codelco are conducting an audit or due diligence process of the assets, businesses and contracts that each will contribute to the joint venture, and it is expected that the agreement and other definitive documents will be signed once these processes have been concluded to the satisfaction of each party.
Given the complexity of the negotiation, the Company has hired a highly qualified multidisciplinary team of national and international prestige with extensive experience in transactions of this style, who have been permanently advising the Company during the negotiation with Codelco, with the primary objective of protecting and maximizing the benefit of both the Company and its shareholders.
Although the MoU establishes that the signing of the Agreement and other definitive documents should be achieved no later than March 31, 2024, however, given the complexity of the negotiation, as informed to the Chilean Financial Market Commission (the “CMF”) by essential fact dated March 20, 2024, the parties modified the MoU to extend this deadline to be no later than May 31, 2024.

II.    Form of implementation of the Partnership
The Agreement will establish the terms and conditions for the implementation of the Partnership, regulating the rights, obligations, representations and warranties, functions and commitments of each of the parties in relation to the contributions of each one to the joint venture that will develop the business.
1.Joint Venture. Merger of SQM Salar S.A. and Minera Tarar SpA:
It is expected that the Partnership will be carried out through an operating company resulting from the merger by incorporation between SQM Salar S.A. and Codelco's subsidiary, Minera Tarar SpA, the former being the surviving entity and legal successor of the latter. It is also expected that this operating company will, as of the Effective Date of the Partnership, either directly or through its subsidiaries, develop the business autonomously and independently from its shareholders throughout the Joint Venture (the "Joint Venture").
2.SQM’s Contributions:
The following contributions are expected to be made by SQM to the Joint Venture:
(1)the contribution by SQM to SQM Salar S.A. of all assets, contracts, employees and resources related to the joint exploration, exploitation and commercialization of lithium and other mineral substances present in the Salar de Atacama, including the subsidiaries that will commercialize the products of the Joint Venture in the United States of America, Europe, China, Japan and South Korea, in such a way that all assets, contracts, subsidiaries, employees and other resources necessary for the full development of the business are concentrated in this entity.

For these purposes, the Company will undertake to concentrate in SQM Salar S.A. such assets, contracts, employees, resources and subsidiaries through an internal reorganization process that is under analysis and that has specialized advisors in Chile and abroad.

(2)SQM will transfer to Codelco all of its mining concessions (both pending and constituted) and other rights that the Company or any of its subsidiaries hold in the Salar de Maricunga and in the area within 5 kilometers from the outer perimeter of the salt flat.

(3)With respect to those industrial and intellectual property rights related to the business that exist at the time of signing of the Agreement, but that the Company decides to maintain in its property (or in the property of its subsidiaries) and not transfer to SQM Salar S.A., the Company will grant to the Joint Venture a non-exclusive, non-transferable, perpetual and irrevocable right to use such industrial and intellectual property. The same right will be granted by the Company and its subsidiaries (including the Joint Venture) to Codelco and its subsidiaries for their exclusive use in Chile. Correlatively, the Joint Venture will grant the same right to SQM and its subsidiaries.

3.Codelco's contribution:
Codelco's contribution will be the contract that will allow the Joint Venture to explore and exploit the mineral substances found in the Salar de Atacama from 2031 to 2060, as detailed below.
4.Conditions:
The Agreement will include a series of conditions for the Partnership to become effective, including, among others, the following:

(1)The negotiation between the Company, Codelco and Corfo of (i) the amendments that the Company and Codelco want to introduce to the contracts between CORFO and the Company (the "CORFO-SQM Contracts") and that govern the exploitation of the Salar de Atacama until the year 2030, especially with respect to the increase of the production quota by 300,000 metric tons of lithium carbonate equivalent (LCE) (the "Modification of the CORFO-SQM Contracts"); and (ii) the new contracts that will govern the exploitation of the Salar de Atacama from 2031 to 2060 (the "CORFO-Tarar Contracts").

(2)Obtaining the necessary authorizations from the Chilean Nuclear Energy Commission for the execution of the Modification of the CORFO-SQM Contracts and the CORFO-Tarar Contracts.

(3)The conclusion of the indigenous consultation process in relation to certain aspects of the CORFO-SQM Contracts, the Modification of the CORFO-SQM Contracts and the CORFO-Tarar Contracts.

(4)The subscription of the Modification of the CORFO-SQM Contracts and the CORFO-Tarar Contracts.

(5)Notification and approval without conditions, or with mitigation measures acceptable to the Company and Codelco, by anti-trust authorities in Chile and abroad.

(6)Notification and approval without conditions, or with mitigation measures acceptable to the Company and Codelco, by foreign authorities regulating foreign investment in those countries, if necessary.

(7)The conclusion of the internal reorganization process of SQM Salar S.A. as mentioned above.

(8)The merger of SQM Salar S.A. with Minera Tarar SpA.

(9)The negotiation and subsequent execution of the terms and conditions of the other agreements contemplated in the Agreement, including (i) a Shareholders' Agreement; (ii) the aforementioned industrial and intellectual property license agreements; (iii) the purchase and sale of the mining properties of SQM and its subsidiaries in the Salar de Maricunga; (iv) agreements for the provision of transitory services that the Joint Venture may require from the Company, among others.

5.Corporate structure of the Joint Venture:
The relationship between the Company and Codelco as shareholders will be regulated through a Shareholders' Agreement.
With respect to the voting rights of both parties in the Joint Venture, the Joint Venture distinguishes the following periods: (i) a first period from the Effective Date of the Partnership until December 31, 2030 (the "First Period") and (ii) a second period from January 1, 2031 until December 31, 2060 (the "Second Period"), with the first half of 2031 being recognized as a transition period.
During the First Period, the capital of the Joint Venture will be divided into 100,000,000 shares, distributed in two series of shares, of which 50,000,001 will correspond to Series A Shares owned by Codelco, and 49,999,999 will correspond to Series B Shares owned by SQM.

During the First Period, the Joint Venture will be managed by a board of directors composed of six members, appointed in equal proportion by both parties, i.e., three directors each. The Chairman of the Board will be a director appointed by Codelco and the Vice-Chairman will be a director appointed by SQM, neither of them having a casting vote.
During the First Period, the Company, through series of shares, will have the majority of votes at shareholders' meetings and the possibility of resolving ties in board votes on the management of the business, in order to maintain the consolidation of the results of the Joint Venture. Notwithstanding the foregoing, certain matters at board and shareholders' meetings will require supermajority votes that will give Codelco a veto right with respect to such matters.
During the Second Period the Joint Venture will have a single series of common shares with equal voting and economic rights. The series of shares will become common shares, with Codelco holding 50% plus one share in the Joint Venture.
During the Second Period, the Joint Venture will be managed by a board of directors composed of seven members, appointed by the parties in proportion to their shareholdings, i.e., Codelco will appoint four directors and SQM will appoint three directors. The Chairman of the board will be a director appointed by Codelco and the Vice-Chairman will be a director appointed by SQM.
Considering that in the Second Period there will be a single series of common shares, the rights and obligations of the shareholders of the Joint Venture will be pro rata to their respective shareholdings. Codelco will have the majority of the votes in the shareholders' meetings and will consolidate the results of the Joint Venture, notwithstanding that SQM will have certain veto rights equivalent to those granted to Codelco during the First Period.
Finally, during the First Period, Codelco will be entitled to receive a profit corresponding to the benefit from the sales of a total of 201,000 metric tons of LCE of the Joint Venture, an equivalent to 33,500 metric tons per year over a six-year period. In the Second Period of the Joint Venture, each party will receive economic benefits pro rata to their shareholding.
6.Other Considerations:
As mentioned earlier, the negotiation of the Agreement and the implementation of the Partnership is a matter of great complexity, therefore, the terms and conditions indicated herein are fully subject to changes that may be agreed between the Company and Codelco as the negotiation progresses.
III. Corporate authorizations
In accordance with the law and the Company's bylaws, the Board of Directors of the Company is the corporate body competent to approve the terms and conditions of the Partnership and the definitive documents.
The CMF confirmed this criterion, indicating that the Agreement and the Partnership do not constitute one of the matters that, in accordance with the Chilean Corporations Law, are of the exclusive competence of the shareholders' meeting, and therefore the Board of Directors is the competent body to approve the Partnership and the definitive documents.
The Board of Directors has only approved the MoU and not has not yet approved the definitive documents and the Partnership. Once the final documents have been agreed on by both parties, only then they will be submitted to the Board of Directors for analysis and consideration.
Ricardo Ramos, the CEO of SQM, provided additional comments on his involvement in the negotiations with Codelco.

The current lease agreement between SQM and Corfo for SQM's operations in the Salar de Atacama expires in the end of 2030. Starting on that date and for a period of 30 years, Corfo will lease to Codelco the properties currently operated by SQM.
In May 2023, SQM was invited by Corfo to negotiate with Codelco the possibility of Codelco entering into the ownership of SQM's lithium business in the Salar de Atacama prior to the end of the lease period at the end of 2030 in return of SQM entering into the ownership after 2030.
The Board of Directors appointed the CEO as the person in charge of leading the negotiations, and he has worked with, among others, the investment bank Tyndall and the law firm Claro y Cia.
The MoU was approved unanimously by the Board of Directors after analyzing it and listening to the recommendations of the Management and the various advisors who participated in the process.
In the CEO’s opinion as presented to the Board of Directors, the terms of the MoU are positive for both parties, SQM and Codelco. The MoU is mainly based on the important synergies from the coordinated efforts of both companies in the Salar de Atacama operation. Both parties agree that it is essential to develop the Salar Futuro project to produce high quality lithium products in a sustainable manner and in harmony with the communities.
SQM will contribute, among others, the relevant assets for the production and marketing of lithium products, the 30-year experience and knowledge of lithium industry and operations, and the advanced development of the processes and technologies necessary for the new production stage called Salar Futuro.
Codelco not only holds the top position among companies in Chile but also boasts the highest number of trained professionals in the country's mining industry. Codelco’s contribution to the Partnership is mainly the lease of the Salar de Atacama properties from 2031 and a possibility of increasing the authorized production and sales quotas in the 2025-2030 period.
It is important to reinforce that the agreement does not consider changes in the existing environmental permits valid until the end of 2030. SQM's voluntary commitment to lower the bring extraction levels in the Salar de Atacama each year, as previously announced, remains unchanged.
As stated in the MoU, during the 2025-2030 period, Codelco would have the right to receive the profits from the sales of 33,500 tons of LCE per year. SQM estimates that its authorized production and sales quota could be an equivalent to approximately 1,350,000 tons of LCE at the beginning of the 2025-2030 period, an equivalent to an average of approximately 225,000 metric tons of LCE per year. On the other hand, the MoU considers that the current authorization will be increased by additional 300,000 metric tons in the period 2025-2030, of which 165,000 metric tons, an equivalent to an average of 27,500 metric tons per year, will be for SQM. The economic benefits derived from the remaining 135,000 metric tons, an equivalent to an average of 22,500 metric tons per year, will be distributed between Codelco and SQM based on their respective ownership.
As mentioned previously, SQM is aiming to decrease the brine extraction levels on an annual basis during this period, therefore, any increase in production must come from the yield and recovery increases as well as substantial improvements in the production process. Producing above an average of 225,000 metric tons per year, as per current production quota, constitutes a relevant production challenge. SQM will have to deliver the economic benefits from the sales of 33,500 metric tons to Codelco every year from 2025 to 2030. The cost of delivering to Codelco the benefit of these volumes will depend on how much of the production and sales volumes can be increased from an annual average base of 225,000 metric tons. At SQM, we believe that we could increase production and sales levels and are working intensively on the improvements of production processes that could allow us to offset a significant portion of the economic impact resulting from the volumes committed to Codelco.

As has been mentioned on several occasions, together with Codelco, the Company expects to implement new technologies that include, among other aspects, mechanical evaporation of brines with water capture, direct extraction of lithium through different technological processes depending on the brine characteristics, which the Company has been piloting for several years in the Salar de Atacama, and different filtration processes. All of the above will allow us to reinject a large part of the extracted brines and thus significantly reduce the net extraction of brines from the Salar de Atacama.
The positive cash flows from the Salar Futuro project will depend on four factors: the production volumes that can actually be produced, lithium prices over time, the evolution of total production costs, and lease payments to Corfo and taxes.
The SQM’s benefit from the Agreement corresponds to 50% of the value of the Salar Futuro project in the period 2031 to 2060. The Salar Futuro project has two main components: the required investments and the positive cash flows from the operation. However, there are risks and uncertainties associated with the Agreement, such as, being able to increase production volumes in the coming years, receiving an approval by the authorities of the environmental studies and permits prior to 2031 and implementing the Salar Futuro project, a very complex and innovative large-scale project.
Considering all of the above, the estimated economic benefits as well as associated risks and uncertainties, the management of the Company believes in the positive economic value of the SQM-Codelco partnership.
Finally, prior to the signing of the contracts with Codelco, the Company expects to make public the information related to the economic value of the SQM-Codelco Joint Venture project to make it available to all SQM shareholders and potential investors.
After the CEO's comments, several questions were asked by the shareholders, which were answered by lawyer Rodrigo Ochagavía, advisor to the Company and the CEO.
The Company shall release the translated version of the minutes of the Extraordinary Shareholders’ Meeting promptly upon completion, ensuring compliance within the timeframe stipulated by applicable laws.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes / gerardo.illanes@sqm.com
Irina Axenova / irina.axenova@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com
Carolina Guzman / carolina.guzman@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the implementation of the MoU, potential partnership with Codelco, the development of Salar Futuro Project, Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: March 21, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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